UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): September 19, 2023

Future of Housing Fund, Inc.

(Exact name of issuer as specified in its charter)

Maryland	92-3211276
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 7.	Departure of Certain Officers

Changes in Officers

David Perduk, the Chairman of the Company’s Board of Directors and its Chief Executive Officer, resigned from the Company effective September 19, 2023.

Sahil Gandhi also resigned his position as a director and Secretary of the Company effective September 19, 2023, and Hanni Yong resigned as a director effective September 25, 2023.

The Company’s Board of Directors is currently considering who to name as Mr. Perduk’s permanent replacement but has named Harold Hofer, the Company’s former Chief Executive Officer, as acting interim Chief Executive Officer, and has appointed Mr. Hofer as a member of the Board of Directors.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTURE OF HOUSING FUND, INC.

By:	/s/ Harold Hofer
Harold Hofer
Acting Interim Chief Executive Officer

Date: September 28, 2023